The share exchange described in this press release involves securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

[APPENDIX]

Business Report

(April 1, 2020 to March 31, 2021)

1.	Matters Concerning the Present State of the Company
(1)	Progress and results of business

During the period under review, the Japanese economy experienced an unprecedented situation due to the spread of the Novel Coronavirus (COVID-19) infection. While the end of the pandemic was still not in sight, production, imports, and exports picked up toward the end of the period.

Looking at the global economy, there are still no signs of COVID-19 abating, and trade friction between the U.S. and China is intensifying, making the outlook uncertain.

In the semiconductor industry, there was strong demand related to remote working and gaming, and companies continued to invest in advanced technology associated with EUV lithography.

Under these circumstances, our core products such as the photomask CD-SEM “Z Series” and the photomask DR-SEM (observation and analysis) “LEXa Series” sold well, leading to net sales exceeding our initial forecast, generally as announced in the “Notice Regarding Revision to Earnings Forecast” on November 6, 2020. However, because we invested significant resources in the research and development of next-generation models, income was lower than estimated in the revised forecast. To meet our customers’ needs for investment in advanced technology over the long term, we have positioned the release of next-generation models as a top priority and are working together as a company.

As a result of the above, net sales for the period under review amounted to JPY 3,105,000,000 (down 27.2% year-on-year). As for profits and losses, the Company posted an operating income of JPY 611,000,000 (down 57.6% year-on-year), an ordinary income of JPY 587,000,000 (down 58.9% year-on-year), and a net income of JPY 431,000,000 (down 55.4% year-on-year).

Breakdown of net sales

Name of Segment	Net Sales	Year-on-year
	(JPY thousand)	(%)
Electron beam related	3,105,928	72.8
Total	3,105,928	72.8

(2)	Capital expenditures

During the Business Year, we effected capital expenditures of JPY 1,193,000,000 for the acquisition of land and construction of a new headquarters plant, among others, which were mainly financed by capital increase.

(3)	Financing activities

To finance the capital expenditures, we raised JPY 2,143,000,000 in total through the issuance of new shares by a public offering and third-party allotment with a payment date of September 8, 2020, and by an issuance of new shares by third-party allotment with a payment date of September 25, 2020.

(4)	Current issues facing the company

(I) Strengthening overseas customer services

Our overseas business development and product support services are outsourced to local companies, except for those handled by the Korea Branch. Some of these local companies have supported us as partners for more than 20 years, while others have only been under contract for a few years. The photomask CD-SEM, one of our core products, has high accuracy and performance but requires extremely complex and precise adjustments. Therefore, local service engineers must be trained and well-experienced. We have been dispatching our company engineers from Japan to support those operations that cannot be handled locally. However, as a measure to prevent the spread of COVID-19, many countries currently restrict the entry of foreign nationals.

Fortunately, no major confusion or inconvenience has been caused to our customers due to the inability to dispatch engineers overseas. However, we intend to establish a stronger service system in cooperation with our overseas partner companies so that we can continue to provide a high level of service to our customers even if similar unforeseen circumstances arise again in the future.

In addition, given the increasing number of shipped equipment, we will work on equipment production with a view to reducing the burden of maintenance in order to prevent delays in the provision of local maintenance services for such equipment.

(II) Responding to market expansion

With the introduction of multi-electron beam lithography systems at state-of-the-art photomask manufacturing plants, the production volume of photomasks has increased significantly in recent years. This has led to a greater demand for measuring instruments (CD-SEM). In the past three years, we have been able to manufacture equipment as scheduled and to make deliveries to customers without delay. However, the inability to fix definitive shipping dates for equipment, and a shortage of equipment manufacturing space to respond to urgent orders, has created bottlenecks. In addition, we are under increasing pressure to secure a manufacturing environment for the development of next-generation equipment and new equipment.

Under these circumstances, we are planning to relocate to a new plant headquarters in July 2021 and to secure a wider manufacturing space as well as a manufacturing environment suitable for new products in terms of vibration and external magnetic field disturbances, thereby focusing on further market expansion in the future.

(III) Securing human resources

Human resources are of the utmost importance for the development of the Company. As a company that develops, manufactures, sells, and provides various services relating to photomask CD-SEMs, we need personnel with a wide range of skills and are recruiting new graduates as well as mid-career workers.

In securing human resources that can better contribute to the development of the Company, we believe that the proposed relocation of our plant headquarters will lead to improved access for commuters and will also have a positive effect on our job offers. We will continue to improve employment conditions and the working environment and strive to develop excellent engineers.

At the same time, to reach new customers globally, we are considering recruiting personnel who are familiar with local conditions.

We would appreciate the continued support of our shareholders.

(5)	Changes in financial assets and profit/loss condition
Category	33rd business year ended March 2018	34th business year ended March 2019	35th business year ended March 2020	36th (current) business year ended March 2021
Net sales (JPY thousand)	1,315,752	2,958,735	4,267,523	3,105,928
Ordinary income (JPY thousand)	115,435	811,217	1,428,881	587,022
Net income (JPY thousand)	125,894	564,466	968,363	431,961
Net income per share (JPY)	37.69	168.99	289.92	119. 65
Total assets (JPY thousand)	2,138,281	3,375,522	4,269,020	6,320,166
Net assets (JPY thousand)	1, 192,948	1,740,307	2,624,953	5,128,276

(6)	Status of parent company and significant subsidiaries

(I) Status of parent company

(i) Relationship with parent company

Our parent company is A&D Company, Limited, which owns 1,950,100 shares (51.0% of the voting rights) in our Company.

Two employees are dispatched from said company to our Company as Directors.

(ii) Matters concerning transactions with parent company

We determine the terms and conditions of transactions with the parent company and others by considering factors such as prevailing market prices and market interest rates, and therefore believe that such terms and conditions are appropriate. In addition, we conduct our own decision-making led by our Board of Directors and therefore believe that the legitimacy of our decision-making process is unassailable.

(II) Status of subsidiaries

Not applicable.

(7)	Main business

Development, manufacture, and sale of equipment for high-precision measurement and inspection of fine patterns on masks using electron beams.

(8)	Major business offices

Headquarters in Tokorozawa-shi, Saitama

Korea Branch in Bundang-gu, Seongnam-si, Gyeonggi-do

(9)	Status of employees
Number of Employees	Change in Number Since the Previous Business Year End	Average Age	Average Years of Service
46	-	42.4	9.6

(Note) The above number of employees does not include three Directors who concurrently serve as employees.

(10)	Major Lenders
Lender	Outstanding Borrowings
Sumitomo Mitsui Banking Corporation	JPY 175,000,000
Japan Finance Corporation	JPY 23,000,000
The Shoko Chukin Bank, Ltd.	JPY 11,150,000
Mizuho Bank, Ltd.	JPY 6,684,000

(11)	Other Significant Matters Concerning the Present State of the Company

Not applicable.

2.	Matters Concerning Shares of the Company
(1)	Total number of authorized shares: 10,200,000 shares

(2)	Total number of issued shares: 3,823,900 shares (including 440 treasury shares)

(Note) The total number of issued shares increased by 483,400 shares due to the issuance of new shares through public offering and third-party allotment.

(3)	Number of shareholders 2,743 shareholders

(4)	Major shareholders
Name of Shareholder	Number of shares held	Shareholding ratio
	(shares)	(%)
A&D Company, Limited	1,950,100	51.00
Custody Bank of Japan, Ltd. (trust account)	238,000	6.22
NOMURA PB NOMINEES LIMITED OMNIBUS-MARGIN (CASHPB)	183,100	4.79
STATE STREET BANK AND TRUST COMPANY FOR STATE STREET BANK INTERNATIONAL GMBH, LUXEMBOURG BRANCH ON BEHALF OF ITS CLIENTS: CLIENT OMNI OM25	179,100	4.68

BNP-PARIBAS SECURITIES SERVICES FRANKFURT BRANCH/ JASDEC/ GERMAN RESIDENTS-AIFM	71,100	1.86
Tasuku Higashi	40,000	1.05
Custody Bank of Japan, Ltd. (securities investment trust account)	31,400	0.82
Credit Suisse Securities (Japan) Limited	26,208	0.69
au Kabucom Securities Co., Ltd.	26,000	0.68
Hiroshi Inoue	25,500	0.67

(Note) The shareholding ratio is calculated after deducting treasury shares (440 shares).

(5)	Other Significant Matters Concerning Shares

Not applicable.

3.	Matters Concerning Stock Acquisition Rights, etc. of the Company

Not applicable.

4.	Matters Concerning Corporate Officers
(1)	Names, etc. of directors and corporate auditors
Position	Name	Responsibilities and Significant Concurrent Positions
Representative Director and President	Hao Zhang
Director	Michio Oshima	General Manager
Director	Akio Sugano	Director, General Affairs Department
Director	Park Seoljong	Director, Sales Department
Director	Hiroshi Sawaragi	Manager of 2nd Design Development Department, 14th Section of A&D Company, Limited
Director	Hitoshi Ikehata	Manager of 2nd Design Development Department, 13th Section of A&D Company, Limited
Director	Shuji Inoue	Director of Vivitec Co., Ltd.
Full-time Corporate Auditor	Kaori Yanagihara
Corporate Auditor	Hidekazu Saito
Corporate Auditor	Masasuke Saito	Representative Director of Advanced Systems, Co., Ltd.

(Notes)    1.   Director Mr. Shuji Inoue is an Outside Director.

2.	Director Mr. Shuji Inoue is an independent officer as stipulated by the Tokyo Stock Exchange.
3.	Corporate Auditors Mr. Hidekazu Saito and Mr. Masasuke Saito are Outside Corporate Auditors.

4.	Corporate Auditor Mr. Hidekazu Saito is an independent officer as stipulated by the Tokyo Stock Exchange.

(2)	Outline of contract for limitation of liability

We have entered into a contract with each of the Directors and Corporate Auditors who are not executive directors, etc. to limit their liability for damages under Article 423, Paragraph 1 of the Companies Act, and the maximum amount of liability for damages under such contracts is the amount stipulated by laws and regulations.

(3)	Amount of remuneration, etc. for Directors and Corporate Auditors

The amount of remuneration paid to our Directors is determined based on the position, responsibility, and experience of the Directors as well as market level and balance with employee salaries.

At the 17th General Shareholders Meeting held on June 28, 2002, it was resolved that the maximum amount of remuneration for Directors shall be JPY 90,000,000 per year (excluding employee salaries received by Directors who concurrently serve as employees) and that the maximum amount of remuneration for Corporate Auditors shall be JPY 20,000,000 per year. At the conclusion of the said General Shareholders Meeting, the number of Directors was seven and the number of Corporate Auditors was one.

With regard to the remuneration for officers, the maximum amount is determined separately for the Directors and the Corporate Auditors by the resolution of the General Shareholders Meeting. The amount of remuneration for Directors is determined by the Representative Director and President under the authority delegated from the Board of Directors within the amount resolved at the General Shareholders Meeting. In the Business Year, the delegation of authority to the Representative Director and President was resolved at the meeting of the Board of Directors held on June 24, 2020.

In our Company, the Representative Director and President, Mr. Hao Zhang, determines the specific remuneration amount for each Director based on a resolution that delegates authority from the Board of Directors. He is granted the authority to conduct evaluation and allocation based on the amount of basic remuneration for each Director and the performance of the business that he/she is responsible for. The reason for the delegation of such authority is that the Representative Director is the most qualified to evaluate the businesses that the Directors are responsible for by giving comprehensive consideration to the performance of the Company as a whole.

The Board of Directors has determined the amount of remuneration for each Director while fully respecting the opinions of the Outside Officers regarding the proposed remuneration and has therefore determined that such remuneration is in line with our policy for determining remuneration.

The remuneration for the Corporate Auditors is determined through discussion among the Corporate Auditors.

Category	Number of Persons	Amount of Remuneration, etc.
Directors (Outside Directors)	7 (1)	JPY 72,300,000 (JPY 3,600,000)
Corporate Auditors (Outside Corporate Auditors)	3 (2)	JPY 10,800,000 (JPY 4,800,000)
Total	10	JPY 83,100,000

(4)	Matters concerning Outside Officers

(I) Relationship between the Company and companies at which significant concurrent positions are held

Director Mr. Shuji Inoue is a director of Vivitec Co., Ltd., but there is no special relationship between our Company and the said company.

Corporate Auditor Mr. Masasuke Saito is the Representative Director of Advanced Systems, Co., Ltd., and there are systems development transactions between our Company and the said company.

(II) Principal activities of Outside Officers

Category	Name	Principal activities
Director	Shuji Inoue	Shuji Inoue attended eleven (11) meetings out of sixteen (16) meetings of the Board of Directors that were held during the Business Year, where he provided appropriate and a wide variety of advice and suggestions on the board’s decision-making, taking advantage of his considerable experience and expertise in the industry.
Corporate Auditor	Hidekazu Saito	Hidekazu Saito attended all sixteen (16) meetings of the Board of Directors that were held during the Business Year, and took part in the discussions. He also attended all twelve (12) meetings of the Audit & Supervisory Board that were held during the Business Year, where he exchanged opinions on the audit results and discussed important audit-related matters with other members.
Corporate Auditor	Masasuke Saito	Masanori Saito attended all sixteen (16) meetings of the Board of Directors that were held during the Business Year, where he took part in the discussions. He also attended all twelve (12) meetings of the Audit & Supervisory Board that were held during the Business Year, where he exchanged opinions on the audit results and discussed important audit-related matters with other members.

5.	Status of Independent Auditor
(1)	Name

ARK LLC

(2)	Amount of fees payable to the Independent Auditor for the Business Year
(I)	Amount of fees payable to the Independent Auditor for the Business Year:

JPY 12,000,000

(II)	Aggregate amount of fees and other financial profits payable by the Company:

JPY 13,000,000

(Note) 1.	Based on the “Practical Guidelines for Cooperation with Independent Auditors” released by the Japan Corporate Auditors Association, and in consideration of the audit time by audit item, changes in audit fees as well as audit plans and performances for the previous business years, the Audit & Supervisory Board of the Company reviewed the validity of the audit time and audit fees for the Business Year, and expressed its consent in respect of audit fees for the Independent Auditor pursuant to Article 399, Paragraph 1 of the Companies Act.

2.	The audit agreement by and between the Company and the Independent Auditor does not distinguish the audit fees for the audits under the Companies Act and the audit fees for the audits under the Financial Instruments and Exchange Act, and it is practically impossible to distinguish between them. Therefore, the aggregate amount of both fees is stated above.

(3)	Non-audit services

The Company pays fees to the Independent Auditor for the preparation of letters from auditors to underwriting firms which does not fall under the services set forth in Article 2, Paragraph 1 of the Certified Public Accountants Act.

(4)	Outline of limited liability agreement

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into a limited liability agreement with ARK LLC, which is summarized as follows:

The maximum amount of liabilities for damages payable to the Company by ARK LLC in respect of any damage suffered by the Company in relation to ARK LLC’s performance of the agreement shall not exceed the highest of the annual aggregate financial profits that were received from or are payable by the Company as fees for or consideration of its services for the business years for which it provided audit services as the Independent Auditor, multiplied by two (2), unless there is malicious intent or gross negligence on the part of ARK LLC.

(5)	Policy on the decision of removal or non-reappointment of Independent Auditor

The Audit & Supervisory Board may resolve on a proposal for removal or non-reappointment of the Independent Auditor if it determines that the Independent Auditor needs to be removed because, among other reasons, the Independent Auditor is unable to perform its services in an appropriate manner. The Board of Directors will submit the proposal to the General Shareholders Meeting following such resolution.

Additionally, if the Audit & Supervisory Board determines that the Independent Auditor falls under any of the Items of Article 340, Paragraph 1 of the Companies Act, the Audit & Supervisory Board will remove the Independent Auditor subject to the unanimous consent of the members of the Audit & Supervisory Board. In such case, the Corporate Auditor appointed by the Audit & Supervisory Board will report the removal of the Independent Auditor and the reason therefor at the first General Shareholders Meeting that is convened after the removal.

6.	Systems and Policies of the Company
(1)	Systems necessary to ensure that the execution of duties by Directors complies with laws and regulations and the articles of incorporation of the Company
(I)	Each of the Directors assumes obligations to comply with laws and regulations, articles of incorporation of the Company and the resolutions of the General Shareholders Meeting, to pay due attention as a prudent manager in the capacity of a Director, and to faithfully perform his / her duties. The Board of Directors assumes obligations to oversee whether the Directors have established and are operating internal control systems in an appropriate manner pursuant to the basic policies on internal control systems adopted by the Board of Directors.
(II)	In respect of any matters pointed out in an audit by the Corporate Auditors, the Independent Auditor and our internal control department, the Directors will cause relevant department that is subject to such audit to take necessary remedial measures within a certain period of time.

(III)	Directors have established systems necessary to disclose financial and any other corporate information of the Company in an appropriate and timely manner.

(2)	Other systems necessary to ensure the appropriateness of the businesses of a stock company
(I)	Systems with respect to the maintenance and management of information in respect of the performance of duties by Directors

The Company maintains and manages information contained in any documents (including those recorded by electromagnetic means) in an appropriate manner for such period and by such means as provided for in its document management rules.

(II)	Rules and other systems related to the management of risk of loss
1)	In the course of its risk management, the Company identifies operational risks, and assesses the impact on its business operations, significance of, and preventive measures for such risks.
2)	The Company establishes and implements its risk management policies and risk management rules to provide for assessment of, and preventive measures for operational risks, identification of emergencies, and minimization of their impact on the Company’s business operations.
(III)	Systems to ensure the effectiveness of performance of duties by Directors

The Board of Directors fully acknowledges the division of duties of each Director, and performs its duties pursuant to the rules on the division of duties, and instructions and orders in an effective manner (including digitalization), and obtains management information in a prompt and appropriate manner.

(IV)	Systems to ensure that the performance of duties by employees complies with laws and regulations and the articles of incorporation of the Company

The Company establishes and implements its compliance rules not only for our internal control department’s assessment of the appropriateness and effectiveness of performance of duties by our employees, but also for prevention of violations of laws and regulations, and actions and corrective measures to be taken when the Company becomes aware of such violations.

(3)	Systems to ensure the effectiveness of the audit by Corporate Auditors
(I)	If Corporate Auditors request the appointment of any employees to assist with their duties (assistant employees), the matters concerning such employees and their independence from Directors
1)	If Corporate Auditors request a system necessary to ensure sufficient audit, Directors will establish such system.
2)	Assistant employees will not be bound by Director’s instructions and orders, but comply with instructions of Corporate Auditors.
(II)	Systems regarding reporting from Directors and employees to Corporate Auditors and any other systems for reporting to Corporate Auditors
1)	Directors report to Corporate Auditors any matters required to be reported under laws and regulations and any other matters requested by Corporate Auditors from time to time.
2)	Directors report to Corporate Auditors the plans for, and progress and results of internal audits by the internal control department.

3)	No person who has reported to Corporate Auditors will be treated unfairly because of his/her reporting.
(III)	Matters related to the policies on reimbursement of the costs incurred or discharge of obligations in relation to the performance of duties by Corporate Auditors

If Corporate Auditors request advance payment or reimbursement of the costs incurred in relation to the performance of their duties, the Company promptly reimburses such costs or discharges such obligations unless it is deemed unnecessary for the performance of their duties.

(IV)	Other systems to ensure the effectiveness of the audit by Corporate Auditors

The Representative Director regularly meets with Corporate Auditors to exchange opinions on the challenges that the Company is facing, risks to which the Company is exposed and the developments of audit environment for Corporate Auditors, thereby enhancing mutual understanding.

(4)	Basic policies on the elimination of anti-social forces and development thereof
(I)	The Company will continue to break off any relationship with anti-social forces or organizations that threaten social order and safety, and take a resolute stance against and never give in any unreasonable and illegal demands.
(II)	Based on its compliance rules, the Company, at the initiative of the President, has established an internal system under which it resists unreasonable and illegal demands from anti-social forces and organizations. Furthermore, if the Company receives any unreasonable and illegal demand from an anti-social organization or individual, we will promptly cooperate with external organizations such as the police, and relevant departments of the Company will liaise and cooperate with each other to respond to it in an organized manner.

(5)	Systems to ensure the reliability of financial reporting
(I)	The Company complies with accounting standards and other laws and regulations, and conducts proper accounting by establishing accounting and other related regulations.
(II)	In order to effectively leverage management resources (people, materials, money and information), the Company has established a system to promptly and appropriately communicate internal and external information.
(III)	Along with the thorough risk management in the course of business operations, the Company has established efficient and transparent internal control systems.
(IV)	Pursuant to the standards that are generally accepted as fair and appropriate, the Company periodically evaluates the status of the development and operation of its internal control systems and continuously improves the business operation.
(V)	The Company promotes the development and operation of internal controls over financial reporting, prepares an effective and appropriate internal control reports, and submits them to the related parties.

The above are subject to “effectiveness and efficiency of business operations,” “reliability of financial reporting,” “compliance with laws and regulations related to business activities,” and “preservation of assets.”

(6)	Status of operation of systems to ensure the appropriateness of business operations

Based on the “Basic Policies on the Establishment of Internal Control Systems,” the Company has clarified the division of duties and established a system under which the departments monitor each other internally. In addition, as a means of control, the Company has established internal regulations, etc. to ensure appropriate operation and management, and our Corporate Planning Office, in cooperation with the Independent Auditor and Corporate Auditors, conducts audits from time to time.

(7)	Basic policies on control of a stock company

The Company has not established any specific basic policy regarding a person who controls decision-making on the Company’s financial and business policies.

(Note)	In this Business Report, any fractional amounts less than a specified unit are rounded off to the nearest unit in the case of net income for the year, and any other fractional amounts are rounded down.

Balance Sheet

(As of March 31, 2021)

(Unit: JPY thousand)

Item	Amount	Item	Amount
(Assets)		(Liabilities)
Current assets	4,722,179	Current liabilities	974,997
Cash and deposits	2,485,871	Bills payable	13,928
Accounts receivable	1,209,867	Electronically recorded obligations	143,058
Work in progress	668,889	Accounts payable	358,859
Raw materials	199,990	Current portion of long-term borrowings	140,834
Prepaid expense	3,521	Lease obligations	3,799
Accrued consumption taxes	151,560	Arrears	78,180
Other	2,479	Accrued expenses	49,996
Fixed assets	1,597,987	Income taxes payable	15,186
Tangible fixed assets	1,305,052	Deposits	8,221
Buildings	0	Reserve for bonuses	96,384
Structures	0	Reserve for product warranties	59,383
Machinery and devices	6,997	Other	7,164
Vehicles and transportation equipment	0	Fixed liabilities	216,891
Tools, instruments and equipment	45,891	Long-term borrowings	75,000
Land	626,031	Lease obligations	9,934
Leased assets	12,196	Allowance for retirement benefits	131,957
Construction in progress	613,935	Total liabilities	1,191,889
Intangible fixed assets	84,205	(Net Assets)
Software	75,377	Shareholders’ equity	5,128,276
Software in progress	8,827	Amount of capital	1,764,024
Investments and other assets	208,729	Capital surplus	1,235,416
Investment securities	1,276	Capital reserve	1,235,416
Deferred tax assets	113,740	Capital surplus	2,129,834
Lease and guarantee deposits	88,203	Legal retained earnings	9,336
Other	5,510	Other retained earnings	2,120,498
		Retained earnings brought forward	2,120,498
		Treasury shares	(998)
		Total net assets	5,128,276
Total assets	6,320,166	Total liabilities and net assets	6,320,166

(Note) Amounts less than JPY 1,000 are rounded down.

Income Statement

(From April 1, 2020 to March 31, 2021)

Item	Amount
Net sales	3,105,928
Cost of sales	1,467,818
Gross profit	1,638,110
Selling, general and administrative expenses	1,026,419
Operating income	611,690
Non-operating income	1,731
Interest income	56
Foreign exchange gains	1,557
Other	117
Non-operating expenses	26,399
Interest expense	1,767
Stock issuance expenses	24,490
Other	141
Ordinary income	587,022
Extraordinary loss	25,978
Loss on disposition of fixed assets	0
Impairment loss	25,978
Net income before income taxes	561,044
Corporate, inhabitant and enterprise taxes	199,768
Deferred tax expenses	(70,684)
Net income for the year	431,961

(Unit: JPY thousand)

(Note) Amounts less than JPY 1,000 are rounded down.

Statement of Changes in Equity

(From April 1, 2020 to March 31, 2021)

(Unit: JPY thousand)

	Shareholders’ equity
	Amount of capital	Capital surplus
		Capital reserve	Total capital surplus
Balance as of April 1, 2020	692,361	163,754	163,754
Movement during the Business Year
Issuance of new shares	1,071,662	1,071,662	1,071,662
Dividends of surplus
Net income for the year
Acquisition of treasury shares
Total movement during the Business Year	1,071,662	1,071,662	1,071,662
Balance as of March 31, 2021	1,764,024	1,235,416	1,235,416

(Unit: JPY thousand)

	Shareholders’ equity					Total net assets
	Retained earnings			Treasury shares	Total shareholders’ equity
	Legal retained earnings	Other retained earnings	Total retained earnings
		Retained earnings brought forward
Balance as of April 1, 2020	9,336	1,760,172	1,769,509	(671)	2,624,953	2,624,953
Movement during the Business Year
Issuance of new shares					2,143,324	2,143,324
Dividends of surplus		(71,636)	(71,636)		(71,636)	(71,636)
Net income for the year		431,961	431,961		431,961	431,961
Acquisition of Treasury shares				(326)	(326)	(326)
Total movement during the Business Year	-	360,325	360,325	(326)	2,503,323	2,503,323
Balance as of March 31, 2021	9,336	2,120,498	2,129,834	(998)	5,128,276	5,128,276

(Note) Amounts less than JPY 1,000 are rounded down.

 Notes to Non-consolidated Financial Statements

1.	Notes on the Going Concern Assumption

Not applicable

2.	Notes Concerning Matters pertaining to Significant Accounting Policies
(1)	Valuation basis and valuation method for securities

Other securities Securities without market value.	The moving average cost method is adopted.

(2)	Valuation basis and valuation method for inventories

Products in progress and raw materials	The cost method based on specific identification method (method of write-down of book value due to decline in profitability) is adopted.

(3)	Derivatives

The market value method is adopted.

(4)	Depreciation method for fixed assets
Tangible fixed assets (excluding leased assets)	The straight-line method is adopted. Major useful life are as follows. Buildings 14 years Tools, instruments and equipment 2 – 8 years
Intangible fixed assets (excluding leased assets)	The straight-line method is adopted. With respect to software for internal use, the estimated useful life is based on the internal available period (5 years), and with respect to embedded software, the estimated useful life is based on the effective period (within 3 years).
Leased assets	With respect to leased assets pertaining to finance lease under which ownership is not transferred, the straight-line method is adopted where the lease period shall be the useful life and the residual value is zero.

(5)	Standards for recognition of allowances
Allowance for doubtful accounts	In order to prepare for losses due to bad debts, the Company records the estimated amount of bad debts based on the historical bad debt ratio for general claims, and for specified claims such as claims with a possibility of default, after considering the collectability of such claims on an individual basis.
Reserve for bonuses	In order to prepare for the payment of employee bonuses, the Company records the estimated amount of bonus payments to be paid during the Business Year.

Allowance for retirement benefits	In order to prepare for the payment of retirement benefits to employees, the Company has applied the simplified method to the calculation of the allowance for retirement benefits and retirement benefit expenses, using the method in which the amount required to be paid for voluntary reasons at the end of the term for retirement benefits shall be the retirement benefit obligation.
Reserve for product warranties	In order to prepare for the expenditure of free repair costs of products, the Company records the estimated amount of free repair costs within the warranty period.

(6)	Method of hedge accounting
(I)	Method of hedge accounting

In principle, deferred hedge accounting is applied. The Company has adopted the allocation method for forward exchange contracts that meet the requirement for the allocation method.

(II)	Hedging instruments and hedged items

Hedging instruments: Forward exchange contracts

Hedged items: Exchange rate fluctuation risk relating to operating receivables denominated in foreign currency and forecasted transactions denominated in foreign currency

(III)	Hedging policy

The Company enters into forward exchange contracts to avoid future exchange rate fluctuation risk and stabilize costs.

The Company does not intend to enter into derivative transactions for speculative purposes.

(IV)	Method of evaluating hedge effectiveness

The effectiveness of hedging is assessed, in principle, by comparing the cumulative changes in the market price or cash flow of the hedged items with the cumulative changes in the market price or cash flow of the hedging instruments for the period from the commencement of the hedge to the point of assessment of effectiveness, based on the amount of changes in both.

However, the Company does not assess the effectiveness of forward exchange contracts using the allocation method.

(7)	Disposition method of deferred assets

Stock issuance expenses                       The entire amount is reported as an expense at the time of expenditure.

(8)	Accounting for consumption taxes

The tax-excluded method is used. However, non-deductible consumption taxes related to assets are treated as periodic expenses in the business year in which they arise.

3.	Notes on Changes in the Method of Presentation

(Application of “Accounting Standards for Disclosure of Accounting Estimates”)

The Company has adopted the “Accounting Standards for Disclosure of Accounting Estimates” (Corporate Accounting Standards No. 31 of March 31, 2020) from the Business Year, and has included the “Notes on Accounting Estimates” in the notes to non-consolidated financial statements.

4.	Notes on Accounting Estimates

The following item is recorded in the financial statements for the Business Year based on accounting estimates and that may have a significant impact on the financial statements for the following business year.

Deferred tax assets   JPY 113,740,000

Deferred tax assets are recognized based on estimates of the timing and amount of taxable income arising from future business plans. Such estimates may be affected by changes in uncertain economic conditions in the future, and if the timing and amount of taxable income actually accrued differ from the estimates, the amount of deferred tax assets may be materially affected in the financial statements for the following business year.

5.	Notes on Balance Sheet
(1)	Accumulated depreciation deducted from assets
Tangible fixed assets	JPY 405,184,000
Buildings	JPY 131,110,000
Structures	JPY 590,000
Machinery and devices	JPY 17,110,000
Vehicles and transportation equipment	JPY 313,000
Tools, instruments and equipment	JPY 227,020,000
Leased assets	JPY 29,039,000

(2)	Monetary liabilities to affiliates are as follows.

Short-term monetary liabilities	JPY 99,547,000

6.	Notes on Profit and Loss Statements
(1)	Total amount of research and development expenses

Research and development expenses included in general and administrative

expenses	JPY 354,252,000

(2)	Transaction volume with affiliates

Research and development expenses	JPY 90,497,000

(3)	Impairment loss

The Company has recorded impairment loss on the following asset.

Location	Use	Type	Impairment loss
Tokorozawa-shi, Saitama	Headquarters plant	Building and structure	JPY 25,978,000

The Company groups its assets by the smallest unit that generates an independent cash flow based on categories for management accounting purposes. Idle assets and assets to be disposed of are grouped individually.

In the Business Year, the Company has determined to relocate its headquarters, and as the buildings of the headquarters are no longer expected to be used in the future, the Company reduced the book value to the recoverable value and recorded such reduced amount as an impairment loss under extraordinary losses. The breakdown is as follows: buildings: JPY 25,849,000; structures: JPY 129,000. The recoverable value of the headquarters plant is assessed by net sales value and is evaluated as zero.

7.	Notes on Statements of Changes in Net Assets
(1)	Matters concerning issued shares
Type of shares	Beginning of the Business Year	Increase	Decrease	End of the Business Year
Common shares (shares)	3,340,500	483,400	-	3,823,900
(Note)	The increase of 483,400 shares in the number of outstanding common shares is due to the issuance of new shares through a public offering and third-party allotment.

(2)	Matters concerning treasury shares
Type of shares	Beginning of the Business Year	Increase	Decrease	End of the Business Year
Common shares (shares)	380	60	-	440
(Note)	The increase of 60 shares in the number of treasury shares of common shares is due to the purchase of shares of less than one share unit.

(3)	Matters concerning stock acquisition rights, etc.

Not applicable

(4)	Matters concerning dividends

(I)       Dividends paid

Resolution	Type of shares	Total amount of dividend (JPY thousand)	Dividend per share (JPY)	Record date	Effective date
Annual shareholders meeting on June 24, 2020	Common shares	33,401	10	March 31, 2020	June 25, 2020
Board of directors meeting on November 6, 2020	Common shares	38,234	10	September 30, 2020	December 8, 2020

(II)	Dividends the record date of which falls in the Business Year and the effective date of which falls in the following business year

The following matters concerning dividends of common shares have been proposed at the annual shareholders meeting held on June 23, 2021.

Resolution	Type of shares	Total amount of dividend (JPY thousand)	Dividend per share (JPY)	Record date	Effective date	Dividend resource
Annual shareholders meeting on June 23, 2021	Common shares	38,234	10	March 31, 2021	June 24, 2021	Retained earnings

8.	Notes on Tax Effect Accounting

Breakdown of major causes for the occurrence of deferred tax assets and deferred tax liabilities

(Deferred tax assets)	(JPY thousand)
Reserve for bonuses	29,358
Reserve for product warranties	18,087
Raw materials write-down	3,728
Depreciation in excess	11,825
Allowance for retirement benefits	40,193
Impairment loss	34,612
Others	23,262
Subtotal of deferred tax assets	161,065
Valuation reserve	47,324
Total of deferred tax asset	113,740

Deferred tax assets are included in the following item of balance sheet.

Investments and other assets deferred tax assets           JPY 113,740,000

9.	Notes on Financial Instruments
(1)	Matters concerning the status of financial instruments
(I)	Policy on financial instruments

The Company’s policy is to limit fund management to short-term deposits, etc., and to procure funds by borrowing from banks. Derivative transactions are used to avoid the risks described below, and the Company’s policy is not to engage in speculative transactions.

(II)	Contents of financial instruments, their risks and risk management system

Bills receivable, electronically recorded monetary claims and accounts receivable, which are operating receivables, are exposed to credit risks of customers. With respect to such risks, the Company manages due dates and remaining balances for each customer in accordance with our credit management system. While operating receivables denominated in foreign currency are exposed to the risk of exchange rate fluctuations, the Company offsets such risk with forward exchange contracts as necessary.

Most of bills payable, electronically recorded obligations and accounts payable, which are operating payables, and arrears are due within one year.

Of borrowings, short-term borrowings are mainly financing for business transactions, and long-term borrowings (in principle, within five years) are mainly financing for development investments.

While operating payables are exposed to liquidity risk and borrowings are exposed to liquidity risk and interest-rate risk, the Company manages these risks by preparing monthly cash management plans.

Derivative transactions are mainly forward exchange contracts for the purpose of hedging foreign exchange fluctuation risks relating to operating receivables denominated in foreign currency and forecasted transactions denominated in foreign currency, and are executed by the department in charge with the approval of the decision maker in accordance with the management rules that stipulate transaction authority and transaction limits. The Company recognizes that there is almost no credit risk in derivative transactions since the counterparties to these transactions are limited to financial institutions with a certain credit rating.

For details of hedging instruments and hedged items, hedging policy and method of evaluating hedge effectiveness relating to hedge accounting, please refer to “(6) Method of hedge accounting” under “2. Notes Concerning Matters pertaining to Significant Accounting Policies” described above.

(III)	Supplementary explanation on matters concerning the market value of financial instruments

The market value of financial instruments includes values based on market prices and if no market price is available, reasonably calculated values. Since variable factors are incorporated in the calculation of such value, such value may fluctuate depending on the adoption of different assumptions.

(2)	Matters concerning market value of financial instruments

The following table shows the amounts recorded on the balance sheet, the market value and the difference between them as of March 31, 2021 (the current end-term settlement day). Please note that this does not include those amounts the market value of which is considered extremely difficult to figure out (Please see (Note 2).).

(Unit：JPY1,000)

	Balance Sheet Amount	Market value	Difference
(I) Cash and deposits	2,485,871	2,485,871	-
(II) Bills receivable	-	-	-
(III) Electronically recorded monetary claims	-	-	-
(IV) Accounts receivable	1,209,867	1,209,867	-
(V) Bills payable	(13, 928)	(13, 928)	-
(VI) Electronically recorded obligations	(143, 058)	(143, 058)	-
(VII) Accounts payable	(358, 859)	(358, 859)	-
(VIII） Short-term borrowings	(-)	(-)	-
(IX) Arrears	(78, 180)	(78, 180)	-
(X) Long-term borrowings (*) 1	(215, 834)	(215, 851)	(17)
(XI) Derivative transactions (*) 3	-	-	-

(*)1          (X) Long-term borrowings include the current portion of long-term borrowings.

(*)2          Items recorded as liabilities are shown in parentheses.

(*)3           (XI) Amounts are presented as net claims and liabilities arising from derivative transactions. Items that are net liabilities in total are shown in parentheses.

(Note 1) Matters concerning the calculation of the market value of financial instruments

(I) Cash and deposits, (II) Bills receivable, (III) Electronically recorded monetary claims, (IV)Accounts receivable, (V) Bills payable, (VI) Electronically recorded obligations, (VII) Accounts payable, (VIII) Short-term borrowings and (IX) Arrears

As these are settled in a short period of time, the market value, which is approximately equal to the carrying amount, is based on the book value.

(X) Long-term borrowings (including current portion of long-term borrowings)

The market value of the long-term borrowings is calculated based on the present value of the total amount of principal and interest discounted at the interest rate that would be applied if similar new loans were made.

(XI) Derivative transactions

The market value is based on the prices presented by the financial institutions with which we do business.

(Note 2) Amounts recorded on the balance sheet of the financial instruments the market value of which is considered extremely difficult to figure out

(Unit: JPY1,000)
Classification	Balance Sheet Amount
Unlisted shares	1,276

There are no market prices for these, and it is expected that excessive costs will be required to estimate future cash flows. Therefore, they are not included in the table above because it is considered extremely difficult to figure out their market value.

(Note 3) Scheduled repayment of long-term borrowings after the balance sheet date

(Unit：JPY1,000)

Classification	Within 1 year	Over 1 year Within 2years	Over 2 years Within 3 years	Over 3 years Within 4 years	Over 4 years Within 5 years
Long-term borrowings	140,834	75,000	-	-	-

10.	Notes on Transactions with Related Party
Class	Name of Company	Location	Amount of capital (JPY1,000)	Business Description	Percentage of ownership of (owned) voting rights
Parent company	A&D Company, Limited	Toshima-ku, Tokyo	6,388,671	Manufacture and sale of measuring and weighing instruments, medical and health care equipment	(Owned) directly 51.0%

Relationship with related party	Transaction description	Transaction amount (JPY1,000)	Item	Ending balance (JPY1,000)
Joint development for new business – purchase of parts	R&D expense	90,497	Accounts payable	99,547

(Note 1) Of the above amounts, the transaction amount does not include consumption taxes, and the ending balance includes consumption taxes.

(Note 2) Transaction conditions and policy for determining transaction conditions

The decision is made in consideration of the market price and total costs.

11.	Notes on Information per Share

(1)    Net assets per share                                                           JPY1,341.27

(2)    Net income per share                                                             JPY119.65

(Note) The basis for the calculation of net income per share is as follows:

Net income on income statement	JPY431, 961,000
Amount not attributable to common stock	JPY1,000
Net income attributable to common stock	JPY431, 961,000
Average number of common stock during the period	3, 610, 142 shares

12.	Significant subsequent events

Not applicable.

13.	Other notes

Investment profit under the equity method is not stated because there are no affiliates.

Copy of Auditor’s Report

Independent Auditor’s Report
May 14, 2021
To: The Board of Directors of Holon Co., Ltd.
ARK LLC, Tokyo Office

Tokuro Mishima (Seal), certified accountant,

designated limited liability member and executive member

Hiroyuki Morioka (Seal), certified accountant,

designated limited liability member and executive member

Audit Opinion

Pursuant to the provisions of Article 436, paragraph 2, item 1 of the Companies Act, we have audited the accounts, i.e., the balance sheet, profit and loss statement, statement of changes in net assets and individual explanatory notes, together with their supplementary schedules of Holon Co., Ltd. for the 36th Business Year from April 1, 2020 to March 31, 2021 (hereinafter referred to as the “Financial Statements”).

In our opinion, the above Financial Statements present fairly, in all material respects, the status of property and profits and losses for the relevant period in accordance with the accounting principles generally accepted in Japan.

Basis for Audit Opinion

We have conducted our audits in accordance with the auditing standards generally accepted in Japan. Our responsibility under the auditing standards is set forth in the “Auditor’s Responsibility in Auditing Financial Statements”. We are independent of the Company and fulfill our other ethical responsibilities as auditors in accordance with the provisions concerning professional ethics in Japan. We believe that we have obtained sufficient and appropriate audit evidence to provide a basis for our opinion.

Responsibilities of Management, Corporate Auditors and Audit & Supervisory Board for Financial Statements

The responsibility of the management is to prepare and fairly present the Financial Statements in accordance with corporate accounting standards that are generally accepted in Japan. This includes developing and operating internal controls that the management considers necessary to prepare and fairly present the Financial Statements free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, the management shall evaluate whether it is appropriate to prepare the Financial Statements based on the premise of a going concern, and if it is required to disclose matters of a going concern based on the corporate accounting standards generally accepted in Japan, the management shall be responsible to disclose such matters.

Auditor’s Responsibility in Auditing Financial Statements

The responsibility of the auditors is to express their opinions to the Financial Statements from an independent standpoint in the auditor’s report, based on the audits conducted by the auditors, with reasonable assurance as to whether the Financial Statements as a whole are free from material misstatement, whether due to fraud or error. Misstatements can arise by fraud or error and are individually or in aggregate considered material if they are reasonably expected to affect decision making of users of the Financial Statements.

Auditors shall, in accordance with the auditing standards generally accepted in Japan, make professional judgments and carry out the following with professional skepticism throughout the auditing process:

– Identify and assess material misstatement risks, whether due to fraud or error. In addition, develop and implement audit procedures in accordance with such material misstatement risks. The selection and application of audit procedures shall be at the discretion of the auditors. In addition, obtain sufficient and appropriate audit evidence to provide a basis for our opinion;

– The purpose of auditing the Financial Statements is not to express an opinion on the effectiveness of internal controls, but the Auditors consider internal controls related to auditing in carrying out risk assessments in order to design audit procedures that are appropriate to the circumstances;

– Evaluate the appropriateness of the accounting policy adopted by the management and its application method, as well as the reasonableness of the accounting estimates made by the management and the adequacy of the related notes;

– Conclude whether it is appropriate for the management to prepare the Financial Statements based on the premise of a going concern, and based on the audit evidence obtained, whether there is any material uncertainty regarding events or circumstances that may raise significant doubts about the premise of a going concern. It is required to draw attention to the notes of the Financial Statements if there is any material uncertainty regarding the premise of a going concern, and to express a qualified opinion regarding the Financial Statements if the notes of the Financial Statements concerning significant uncertainties are inappropriate. The auditors’ conclusions are based on the audit evidence obtained by the date of the audit report, but future events or circumstances may prevent an entity from continuing as a going concern; and

– Evaluate whether the presentation and notes of the Financial Statements are in compliance with the corporate accounting standards generally accepted in Japan, as well as the presentation (including the related notes), composition and contents of the Financial Statements and whether the Financial Statements fairly presents the underlying transactions and accounting events.

The auditors shall report to the Corporate Auditors and the Audit & Supervisory Board the scope and timing of the planned audit, material audit findings, including significant deficiencies in internal controls identified in the course of implementing the audit, and other matters required under the audit standards.

The auditors shall report to the Corporate Auditors and the Audit & Supervisory board on compliance with the provisions related to professional ethics in Japan concerning independence, matters that are reasonably likely to affect the independence of the auditors, and the details of the safeguards to eliminate or reduce impediments, if any.

Interests

Between the Company and us or the executive members, there is no interest to be stated pursuant to the provisions of the Certified Public Accountants Act.

End

Copy of Audit Report of Audit & Supervisory Board

Auditor’s Report

The Audit & Supervisory Board has prepared this audit report after consultation based on the audit report prepared by each Corporate Auditor concerning the execution of the duties of the Directors for the 36th Business Year from April 1, 2020 to March 31, 2021 as follows.

1.       Method and content of audits by Corporate Auditors and Audit & Supervisory Board

(1)     The Audit & Supervisory Board has established the audit policy, assigned the duties and the like, received reports from each Corporate Auditor regarding the status of implementation and the results of the audits, received reports from the Directors and Independent Auditors regarding the status of execution of their duties, and asked for explanations as needed.

(2)     Each Corporate Auditor has complied with the standards for the audit by the Corporate Auditors, the audit policy and the assignment of duties established by the Audit & Supervisory Board, communicated with the Directors, the internal audit department and other employees, strived to collect information and improve the environment for auditing and conducted audits by the following methods:

(I)     Attended meetings of the Board of Directors and other important meetings, received reports on the status of execution of the duties by the Directors and employees, asked for explanations as needed, inspected important approval documents and investigated the status of business and assets at the headquarters and offices.

(II) With respect to the resolution of the Board of Directors concerning establishment of the system to ensure that the duties of the Directors described in the business report is executed in accordance with laws and regulations and the articles of incorporation and other systems provided in Article 100, Paragraphs (1) and (3) of the Regulations for Enforcement of the Companies Act as necessary to ensure proper business activities of a stock company as well as the system established based on such resolution (internal control system), we received regular reports from the Directors and employees concerning the status of their composition and operation, asked for explanations as needed and expressed our opinions.

(III) Reviewed the particulars to be given due consideration provided in Article 118, Item (v) (a) of the Regulations for Enforcement of the Companies Act and the judgment and the reason therefor provided in Item (v) (b) of the same set out in the business report, based on the status of deliberation at the Board of Directors and other meetings.

(IV) Monitored and verified whether or not the Independent Auditor maintained independence and conducted fair audits as well as received reports from the Independent Auditor concerning the status of the execution of its duties and asked for explanations as needed. In addition, we received notification from the Independent Auditor that a “system to ensure fair execution of duties” (as set forth in each item of Article 131 of the Regulations on Corporate Accounting) has been developed in accordance with the “Quality Control Standards for Audit” (Business Accounting Council, October 28, 2005) and asked for explanations as needed.

Based on the methods described above, we reviewed the business report and its supplementary schedules, the accounts (balance sheet, profit and loss statement, statement of changes in net assets and individual explanatory notes) together with the supplementary schedules for the relevant Business Year.

2. Results of the audit

(1)     Results of Audit of Business Reports

(I)     We find that the business report and its supplementary schedules are in accordance with laws and regulations and the articles of incorporation, and present fairly the Company’s condition.

(II) We do not find any misconduct or material fact in violation of laws and regulations or the articles of incorporation in connection with the execution of the duties by the Directors.

(III) We find that the resolution by the Board of Directors concerning the internal control system is appropriate. There are no matters to be pointed out with respect to the description of the business report and the execution of the duties by the Directors concerning such internal control system.

(IV)With respect to the transaction with the parent company, etc., described in the business report, there are no matters to be pointed out with respect to the particulars to be given due consideration so as not to harm the interests of the Company in carrying out the transaction and the judgment of the Board of Directors related to whether or not the transaction harms the interests of the Company, and the reasons therefor.

(2)     Audit results of the Financial Statements and its supplementary schedules

We find that the audit methods and results by the Independent Auditor ARK LLC are appropriate.

May 21, 2021

Audit & Supervisory Board of Holon Co., Ltd. Kaori Yanagihara (Seal), Full-time Corporate Auditor Hidekazu Saito (Seal), Outside Corporate Auditor Masasuke Saito (Seal), Outside Corporate Auditor

End